
December 18, 2023

Prashant Aggarwal
Chief Executive Officer
MoneyHero Limited
70 Shenton Way
#18-15, EON Shenton, S079118
Singapore

> **Re: MoneyHero Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 28, 2023**
> **File No. 333-275205**

Dear Prashant Aggarwal:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.   We note your amended disclosure in response to prior comment 2, specifically regarding the potential increase in volatility. Please revise throughout to also discuss the dilutive impact of any warrants that are exercised for ordinary shares.

   Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Steve Lin